Filed by RightCHOICE Managed Care, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  RightCHOICE Managed Care, Inc.
Commission File No. 333-34750


The following communications contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In particular, statements regarding the reorganization of RightCHOICE Managed Care, Inc., a Missouri corporation, are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Careful consideration should be given to risk factors included in RightCHOICE's reports filed with the Securities and Exchange Commission, especially the section entitled "Risk Factors" in "ITEM 1. BUSINESS" of RightCHOICE's Annual Report on Form 10-K for the year ended December 31, 1999.


For Further Information
Kevin Aandahl     314-923-6268
Deb Wiethop       314-923-4767

RightCHOICE Announces Special Shareholders' Meeting
Progress towards Proposed Settlement Continues

ST. LOUIS, Missouri (October 4, 2000) - RightCHOICE Managed Care, Inc. (NYSE:RIT) announced today that the Registration Statement on Form S-4 which relates to the proposed settlement with the State of Missouri and its related reorganization has been declared effective by the Securities and Exchange Commission. The Registration Statement contains proxy and prospectus information regarding the special shareholders' meeting and the settlement reorganization.

A special shareholders' meeting will be held on Tuesday, November 28, 2000, at 1831 Chestnut St., St. Louis, Mo. 63103. The Company expects to mail a proxy statement/prospectus in October to all of the shareholders of record as of October 4, 2000, the record date. If all the conditions to the closing are completed, including the receipt of shareholder approval, the closing could occur as soon as November 30, 2000, although the reorganization agreement only requires that the closing occur by December 31, 2000.

Both RightCHOICE and its parent company, Blue Cross and Blue Shield of Missouri, reached agreement with Missouri officials to resolve litigation initiated against the parent company related to its continued ownership of RightCHOICE after its creation in 1994. The parties to the settlement agreed earlier this year to use their best efforts to consummate the settlement and the related reorganization by December 31, 2000.

"We are excited about the reorganization that will result from the settlement and firmly believe that it's in the best interest of members, RightCHOICE shareholders and the people of Missouri," said John O'Rourke, chairman, president and chief executive officer of RightCHOICE and president and chief executive officer of Blue Cross and Blue Shield of Missouri.

A number of significant conditions must be satisfied before the settlement is completed; in addition to receipt of approval of the reorganization from the company's shareholders at the special shareholders' meeting, the parties also have sought a private letter ruling from the IRS and final approval of the reorganization from both the Blue Cross and Blue Shield Association and the Missouri Department of Insurance. The reorganization is also conditioned upon the receipt of legal opinions from counsel to the various parties.

In addition, there remains pending a case regarding the status of Blue Cross and Blue Shield of Missouri that could affect the closing of the reorganization. The case relates to whether Blue Cross and Blue Shield of Missouri is a public benefit or a mutual benefit company. Actions in that case could have an effect on the timing of the closing of the reorganization.

Blue Cross and Blue Shield of Missouri and its for-profit subsidiary, RightCHOICE Managed Care, Inc., are the largest providers of health care benefits in Missouri in terms of members. After the reorganization, Blue Cross and Blue Shield of Missouri and RightCHOICE will be combined. The resulting company will be a fully for-profit company with stock traded on the New York Stock Exchange. The Missouri Foundation for Health will own about 80 percent of the common stock although that stock will be subject to a voting trust and divestiture agreement in order to provide for the orderly disposition of the stock.

The Foundation has agreed that at least 95 percent of its shares will be voted as directed by the New RightCHOICE Board of Directors on all matters except those related to any future change of control of New RightCHOICE.

Caution Concerning Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations described above. Investors should not view these forward-looking statements as guarantees of future performance. The risks and uncertainties that could cause actual results to differ materially are detailed in the company's filings with the Securities and Exchange Commission, including its most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K. RightCHOICE is not under any obligation, and expressly disclaims any obligation, to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


Important Information about Proposed Reorganization

RightCHOICE Managed Care, Inc., a Delaware corporation, referred to above as New RightCHOICE, together with RightCHOICE Managed Care, Inc., a Missouri corporation, referred to above as RightCHOICE or the company, has filed with the Securities and Exchange Commission a preliminary proxy statement/prospectus regarding the proposed settlement and reorganization transaction described above. In addition, New RightCHOICE and RightCHOICE will file with the SEC a definitive proxy statement/prospectus and other documents regarding the proposed settlement and reorganization transaction. You are urged to read the definitive proxy statement/prospectus, when it becomes available, because it will contain important information. The definitive proxy statement/prospectus will be sent to shareholders of RightCHOICE seeking their approval of the proposed settlement and reorganization transaction. You may obtain a free copy of the definitive proxy statement/prospectus (when it is available) and other documents filed by New RightCHOICE (as well as by RightCHOICE) with the SEC at the SEC's web site at www.sec.gov. The definitive proxy statement/prospectus (when it is available) and these other documents may also be obtained for free by RightCHOICE shareholders by directing a request to: RightCHOICE Managed Care, Inc., 1831 Chestnut Street, St. Louis, Missouri, 63103, Attn: Investor Relations, telephone number (314) 923-4831; e-mail: investors@abcbs.com . RightCHOICE and its respective officers, directors, employees and agents may be deemed to be participants in the solicitation of proxies from their shareholders with respect to the reorganization transaction. Information concerning the participants in the solicitation will be set forth in the definitive proxy statement/prospectus.

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